350, 850 Dunsmuir Street Vancouver, BC V6C 1N5 Telephone: 604 688 7377 www.lincolngold.com

January 24, 2008	OTCBB: LGCP

FOR IMMEDIATE DISSEMINATION

PRIVATE PLACEMENT

LINCOLN GOLD CORP. (OTCBB:LGCP) (the "Company") announces that the Company has completed a private placement of 2,067,000 units, at a price of $0.20 per unit for total proceeds of $413,400. The private placement financing was originally announced by the Company on January 10, 2008. Each unit consists of one common share and one half share purchase warrant. Each whole purchase warrant entitles the purchaser to acquire one additional common share at a price of $0.25 per share for a period of two years. The securities issued in the private placement are subject to a four month hold period under Canadian Securities law expiring May 22, 2008. Finder's fees in cash were paid to a finder in this offering.

LINCOLN GOLD CORP.

/s/ Paul F. Saxton

President

For more information contact:
Corporate Communications: 604-688-7377
www.lincolngold.com

The securities being offered in the private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements of the Securities Act.

All statements in this release, other than statements of historical facts, which address future financing, development and mining activities of Lincoln Gold Corp. are forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include  Lincoln Gold Corp.'s ability to complete the contemplated private placement and Lincoln Gold Corp.'s future land acquisition and exploration.

Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Lincoln Gold Corp.'s business and operations are subject to the risks set forth in Lincoln Gold Corp.'s most recent Form 10-KSB, Form 10-QSB and other SEC filings which are available through EDGAR at www.sec.gov. These are among the primary risks we foresee at the present time. Lincoln Gold Corp. assumes no obligation to update the forward-looking statements.